LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

07022666

28 March 2007

RECEIVED
2007 APR 18 A 9:52

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 27 March 2007, Re: Dealings by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 27/03/2007 05:30:18 PM

Reference No LI-070327-435DE

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Lion Industries Corporation Berhad**

* Stock name : **LIONIND**

* Stock code : **4235**

* Contact person : **Wong Phooi Lin**

* Designation : **Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dealings by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the dealings in the securities of the Company by the principal officers of the Company are as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Quah Le Ching	23.03.2007	1.60	5,000	0.001
	23.03.2007	1.61	5,000	0.001
	23.03.2007	1.64	5,000	0.001
Kok Wai Hung	23.03.2007	1.51	3,000	0.0004
Yasmin Weili Tan binti Abdullah	27.03.2007	1.65	5,000	0.001

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 MAR 2007

END